Victory Energy Corporation

News Release

CONTACT:

Robert J. Miranda

Chairman and Interim Chief Executive Officer                                                                                                Investor Relations

Chief Financial Officer                                                                                                                                                   714.480.0305

714.480.0305

VICTORY ENERGY CORPORATION PURCHASES OPTION

ON TEXAS NATURAL GAS FIELD

Newport Beach, CA, January 4, 2011 – Victory Energy Corporation (OTC: VYEY.PK) today announced that on December 31, 2010, it entered into an option agreement to acquire an oil and gas lease in a 1,000 acre tract of South Padre Island, Texas.

The option gives Victory Energy the exclusive right to acquire an oil and gas lease at the property for a period of one year. Under the terms of the option, Victory Energy will have full access to the land and may conduct geophysical or seismic testing of the land to ascertain the potential gas reserves.

Padre Island Gas Field is located 15 miles north of Port Isabel, Texas. The field was discovered by Gulf Oil in 1960 and produced approximately 3.8 billion cubic feet (BCF) to October 1, 1980 from two Miocene Sands at 6,000 feet and 6,500 feet. Three wellbores are currently shut-in and will be re-evaluated for activation. These wells were producing 14 million cubic feet (MMCF) per month when they were shut-in in 2002. One of the wells could be recompleted at 6,000 feet, and another could be put on pump to flow gas up the backside. In addition, there is a 4 foot gas sand on water at 1,712 feet indicated by well logs and a gas core that has not been previously produced. A formation test of this sand had immediate pressure of 465 psi.

A successful completion of this sand could have potential of 2 BCF proved undeveloped reserves (PUD) of natural gas.  There is an intact pipeline available to transport gas to onshore facilities. Compression facilities could be installed to further recover gas. The wells are located on Padre Island and are accessible by road.

The optioned property contains three previously producing gas wells and the delivery infrastructure to transport the gas to onshore facilities. Victory Energy will have a 100 percent working interest and 75 percent net revenue interest in this project.

Robert Miranda, Victory Energy’s Chairman and interim CEO, stated, “As part of our due diligence on the site, we will thoroughly evaluate these wells and the pipeline infrastructure to determine their viability. During the option period, we will also explore for additional drilling opportunities.

“This addition to our company’s portfolio of assets marks a new beginning for Victory Energy. The area around South Padre Island is well-known for its natural gas reserves and should offer our company the potential for increasing our output. Our hope for this site, and our reason for acquiring this option, is that it will produce enough natural gas to complement our revenue stream from our already-producing Adams-Baggett gas wells located in Ozona, Texas.”

About Victory Energy Corporation

Victory Energy Corporation is engaged in the exploration, acquisition, development, and exploitation of oil and gas properties. The company's current producing assets are located in the state of Texas.

Victory Energy seeks to identify proven development prospects, conduct thorough geological and engineering evaluations and then target suitable farm-in partners for long term development of additional prospects.

For more information, please visit our website www.victoryenergyoilandgas.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

There are forward-looking statements contained in this news release.  They use such words as “intend,” “will,” “may,” “expect,” “believe,” “plan,” or other similar terminology.  These statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different than those expressed or implied in such statements.  These factors include, but are not limited to: risks associated with the implementation of the Company’s strategic growth plan; legislation and government regulation including the ability to obtain satisfactory regulatory approvals; conditions beyond the Company’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting the Company’s customer base or acts of war or terrorism; availability and cost of materials and labor; demand for natural gas; cost and availability of capital; competition; the Company’s overall marketing, operational and financial performance; economic and political conditions; the continued service of the Company’s executive officer; adverse developments in and increased or unforeseen legal costs related to the Company’s litigation; the success of the Company’s strategic partnerships and joint venture relationships; the Company’s ability to pay certain debts; adoption of new, or changes in, accounting policies and practices; adverse court rulings; results of other litigation in which the company is involved; and other factors discussed from time to time in the Company’s news releases, public statements and/or filings with the Securities and Exchange Commission.  Forward-looking information is provided by Victory Energy Corporation pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors.  In addition, the Company disclaims any intent or obligation to update these forward-looking statements.

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